FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes               No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Official Notice dated March 28, 2006, regarding amendments to the composition and Regulations of the Disclosure Committee.

2.	Official Notice dated March 29, 2006, regarding the gross overall dividend against 2005.

Official Notice

Item 1

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

March 28th, 2005

Pursuant to the authorisation granted by resolution of the Board of Directors of Repsol YPF, passed on March 31th 2005, the Chairman and the Group Managing Director of the CD Finance and Corporate Services have approved, today, the amendment of the composition of the Comité Interno de Transparencia (“Disclosure Committee”) for its adaptation to the current organizational structure of the Company, and the amendment of the Regulations of the Disclosure Committee.

Repsol YPF’s Disclosure Committee will from now on be composed by the following members:

•	Economic and Administration Director, who will chair the Committee.

•	Legal Services Corporate Director, who will act as Secretary.

•	Corporate Audit Director.

•	Reporting and Internal Control Director.

•	Investor Relations Director.

•	Corporate Governance Affairs Director.

•	A representative of the ED Communication & Head Chairman’s Office.

•	A representative of the ED Control and Corporate Development.

•	A representative of the ED Human Resources.

•	A representative of ED Upstream.

•	A representative of ED Downstream.

•	A representative of ED Argentina, Brazil & Bolivia

Repsol YPF’s Disclosure Committee was created by resolution of the Board of Directors dated November 27th 2002 to perform, among others, the functions that the U.S. laws and the Securities and Exchange Commission (SEC) Regulations may attribute to a Disclosure Committee, and especially those relating to the SEC Regulations dated August 29th 2002 (“Certification of Disclosure Companies’ Quarterly and Annual Reports” – Release number 33-8124).

Official Notice

Item 2

Corporate Division of Finance and Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 913 488 100 34 913 488 000 Fax 34 913 142 821 34 913 489 494 www.repsolypf.com

March 29th, 2005

Repsol YPF’s Board of Directors resolved today to propose to the Annual General Shareholders’ Meeting a gross overall dividend against 2005 of Euro 0.60 per share. The complementary gross dividend will therefore be Euro 0.30 per share. The proposed payment date is 5th July 2006.

The overall dividend against 2005 will be Euro 732 million, which represents a rise of 20% in comparison to 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 3, 2006	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer